

10029512

AB
3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/09_____ AND ENDING_____12/31/09_____

                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    90 S Cascade Avenue, Suite 1250

                                      (No. and Street)

Colorado Springs	Colorado	80903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Craig S. Ralston, President   (719) 632-0818

                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Stark Winter Schenkein & Co., LLP

                      (Name – *if individual, state last, first, middle name*)

3600 S Yosemite Street, Suite 600	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    X Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Craig S. Ralston_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Cascade Investment Group, Inc._____ , as

of _____December 31_____ , 20 _09_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CASCADE INVESTMENT GROUP, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2009

Cascade Investment Group, Inc.
Table of Contents

	Page
Report of Independent Auditors	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9

SUPPLEMENTAL INFORMATION

	Page
Schedule I – Computation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission	10
Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c-3	11
Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission	12-13
SIPC-7T	14-15
Independent Auditors' Report on the SIPC Annual Assessment Required Under SEC Rule 17a-15(e)(4)	16



STARK ◆ WINTER ◆ SCHENKEIN

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Cascade Investment Group, Inc.

We have audited the accompanying statement of financial condition of Cascade Investment Group, Inc., at December 31, 2009, and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascade Investment Group, Inc, as of December 31, 2009, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denver, Colorado
February 8, 2010

STARK ◆ WINTER ◆ SCHENKEIN & CO., LLP ◆ Certified Public Accountants ◆ Financial Consultants

3600 SOUTH YOSEMITE STREET ◆ SUITE 600 ◆ DENVER, COLORADO 80237
PHONE: 303.694.6700 ◆ FAX: 303.694.6761 ◆ TOLL FREE: 888.766.3985 ◆ WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

Cascade Investment Group, Inc.
Statement of Financial Condition
December 31, 2009

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	309,670
Receivable from clearing organization		20,796
Prepaid expenses		55,212
Investments		81,048
Total current assets		466,726
CASH HELD ON DEPOSIT WITH CLEARING BROKER		25,000
FURNITURE AND EQUIPMENT, NET		2,307
Total assets	$	494,033

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	60,751
STOCKHOLDERS' EQUITY		
Common stock, no par value, 50,000 shares authorized, 140 shares issued and outstanding	$	100,974
Retained earnings		332,308
		433,282
	$	494,033

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Statement of Income
For The Year Ended December 31, 2009

REVENUES

Commissions and asset management fees	$ 1,233,375
Investment income	24,403
Interest income	2,404
Total revenues	1,260,182

EXPENSES

Commissions	588,821
Employee compensation and benefits	272,196
Occupancy	94,680
Clearance fees	91,324
Communications and data processing	44,172
Other expenses	155,135
Total expenses	1,246,328

INCOME BEFORE PROVISION FOR INCOME TAXES   13,854

Provision for income taxes   -

NET INCOME $ 13,854

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Statement of Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock		Retained Earnings	Total Stockholder's Equity
	Number of Shares	Amount		
Balance, December 31, 2008	140	$ 100,974	$ 318,454	$ 419,428
Net Income	-	-	13,854	13,854
Balance, December 31, 2009	140	$ 100,974	$ 332,308	$ 433,282

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2009

OPERATING ACTIVITIES

Net Income	$	13,854
Adjustments to reconcile net income to net cash		
(used in) operating activities:		
Depreciation		2,845
Net realized and unrealized gain on investment securities		(25,062)
Changes in assets and liabilities:		
Increase in commission receivable		(4,144)
Increase in prepaids		(14,553)
Decrease in liabilities		(20,601)
Net cash (used in) operating activities		(47,661)

INVESTING ACTIVITIES

Proceeds from sale of investments		4,461
Purchases of investments		(14,931)
Net cash (used in) investing activities		(10,470)

FINANCING ACTIVITIES

Net cash provided by financing activities		-

NET DECREASE IN CASH		(58,131)
CASH AT BEGINNING OF YEAR		367,801
CASH AT END OF YEAR	$	309,670

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of significant accounting policies

Organization

Cascade Investment Group, Inc. (the "Company"), is a Colorado corporation organized on September 16, 1993. The Company is a broker/dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, in connection with its activities as a broker/dealer, is an introducing firm and is prohibited from receiving funds or securities from its customers; rather, the Company utilizes a clearing broker to perform the custodial functions. The Company maintains one office in Colorado Springs, Colorado.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Income Taxes

In accordance with FASB ASC TOPIC 740 – "Income Taxes", the Company accounts for income taxes using the asset and liability method, under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Revenue Recognition

The Company recognizes commissions and related clearing expenses on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts.

CASCADE INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1 – Summary of significant accounting policies (continued)

Fair Value of Financial Instruments

The carrying value of cash, prepaid expenses and accounts payable approximates fair value because of the short maturity of these items.

Note 2 – Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $359,421, which was in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 17% at December 31, 2009.

Note 3 – Regulatory Provisions

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the provisions of Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements or information relating to the possession and control requirements under Rule 15c3-3.

Note 4 – Clearing Agreement

The Company has an agreement with RBC Capital Markets ("RBC") under which RBC clears all securities transactions for the Company's customers and also performs all "back room" functions for the Company. These functions include, among other things, executing customer orders as they are transmitted to RBC, preparing and mailing transaction confirmations and customer statements directly to the Company's customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from RBC based on the number and size of transactions. The Company pays all costs associated with transactions executed through RBC plus a "per transaction" fee based on the amount of business transacted during the month.

The agreement requires, and the Company maintains, a minimum cash deposit with RBC of $25,000.

The Company currently transacts all of its brokerage business through RBC. Should RBC not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on RBC's ability to continue to perform under the agreement as well as creditworthiness of RBC. It is the Company's policy to review, as necessary, the credit standing and financial viability of RBC.

Note 5 – Investments

The estimated fair market values of investments in securities at December 31, 2009, is as follows:

	Cost	Gross Unrealized Loss	Estimated Fair Value
Equity securities	$ 78,068	$ (9,861)	$68,207
Corporate bond funds	14,237	(1,396)	12,841
Total	$ 92,305	$(11,257)	$81,048

Income from investments for 2009 consists of the following:

Interest and dividends	$ 2,404
Realized and unrealized losses on investments	24,403
Total	$26,807

The estimated fair value of the investments was measured using quoted prices in active markets for identical assets.

Note 6 – Retirement Plan

The Company has a profit sharing plan, which is qualified under Section 401(k) of the Internal Revenue Code. The Company made contributions to the plan for the year ended December 31, 2009, of $14,692.

Note 7 – Commitments

The Company leases office space from an unrelated party under a lease that expires May 31, 2012. Total rent expense for the year ended December 31, 2009, was $94,680. In addition, the Company leases computer and other office equipment. The future minimum lease payments are as follows:

2010	$ 80,466
2011	79,392
2012	35,308
	$195,166

Note 8 – Income Taxes

The Company accounts for income taxes under Accounting Standards subtopic 740-10, "Income Taxes" ("ASC 740-10"), which requires the use of the liability method. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company's provision for income taxes differs from the tax that would result from applying statutory rates to income before income taxes primarily because the Company has differences resulting from the 50% limitation on meals and entertainment expenses, unrealized gains and losses, and depreciation. During the year ended December 31, 2009, the Company made estimated tax payments in the amount of $16,320. However, due to the differences noted above, the entire amount is reported as prepaid in the accompanying financial statements.

Note 9 – Subsequent Events

Management of the Company has evaluated all subsequent transactions through February 8, 2010, the date the financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.

Cascade Investment Group, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2009

Total stockholders' equity qualified for net capital from the Statement of Financial Condition	$ 433,282
Less: Total nonallowable assets	62,519
Haircut of marketable securities	16,342
Net Capital	$ 354,421
Aggregate indebtedness - from the Statement of Financial Condition	$ 60,751
Basic net capital requirement	$ 50,000
Excess net capital	$ 304,421
Ratio aggregate indebtedness to net capital	17%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2009:	$ 354,421

Cascade Investment Group, Inc.
Schedule III – Computation for Determination of Reserve Requirements
and Information Relating to the Possession and Control
Requirements Under Rule 15c3-3
December 31, 2009

Cascade Investment Group, Inc., operates pursuant to the Section K (2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.



STARK ◆ WINTER ◆ SCHENKEIN

To the Board of Directors of
Cascade Investment Group, Inc.

In planning and performing the audit of the financial statements and supplemental schedule of Cascade Investment Group, Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule17-a (5)(g) in the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of

STARK ◆ WINTER ◆ SCHENKEIN & CO., LLP ◆ Certified Public Accountants ◆ Financial Consultants

3600 SOUTH YOSEMITE STREET ◆ SUITE 600 ◆ DENVER, COLORADO 80237
PHONE: 303.694.6700 ◆ FAX: 303.694.6761 ◆ TOLL FREE: 888.766.3985 ◆ WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Denver, Colorado
February 8, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048943   FINRA   DEC
CASCADE INVESTMENT GROUP INC   15*15
90 S CASCADE AVE STE 1250
COLORADO SPRINGS CO 80903-1692

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dana Capozzella   719-632-0818

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] ... $ 2060

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (232)
   1/6/09 & 8/6/09
   Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1828

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1828

G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1828

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cascade Investment Group, Inc.
(Name of Corporation, Partnership or other organization)
(Authorized Signature)

Dated the 24 day of February, 20 10.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER
Dates: ____ Postmarked ____ Received ____ Reviewed
Calculations ____ Documentation ____ Forward Copy ____
Exceptions:
Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending __Dec. 31__, 20_09_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __953,921__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   __0__

(2) Net loss from principal transactions in securities in trading accounts.   __0__

(3) Net loss from principal transactions in commodities in trading accounts.   __0__

(4) Interest and dividend expense deducted in determining item 2a.   __0__

(5) Net loss from management of or participation in the underwriting or distribution of securities.   __0__

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   __0__

(7) Net loss from securities in investment accounts.   __4784__

   Total additions   __4784__

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   __102,707__

(2) Revenues from commodity transactions.   __0__

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   __0__

(4) Reimbursements for postage in connection with proxy solicitation.   __0__

(5) Net gain from securities in investment accounts.   __32099__

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   __0__

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   __0__

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   __0__

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ __0__

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ __0__

   Enter the greater of line (i) or (ii)   __0__

   Total deductions   __134,806__

2d. SIPC Net Operating Revenues $ __823,899__

2e. General Assessment @ .0025 $ __2060__

(to page 1 but not less than $150 minimum)

2



INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT
REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Board of Directors
Cascade Investment Group, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments and payments (Form SIPC-7T) of Cascade Investment Group, Inc., for the year ended December 31, 2009. These procedures were performed solely to assist in complying with Rule 17a-5(e)(4), and the report is not to be used for any other purpose. The procedures that were performed are as follows:

1. Compared listed assessment payments with respective cash disbursements record entries;

2. Compared amounts reported on Form X-17a-5 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T) for the twelve months ended December 31, 2009;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compare the amount of any overpayment applied with the Form SIPC-7T on which it was compared.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with the applicable instructions and forms.

This report relates only to the schedule referred to above and does not extend to any financial statements of Cascade Investment Group, Inc., taken as a whole.

Stark Winter Schenkein & Co., LLP

February 8, 2010

STARK ◆ WINTER ◆ SCHENKEIN & CO., LLP ◆ Certified Public Accountants ◆ Financial Consultants

3600 SOUTH YOSEMITE STREET ◆ SUITE 600 ◆ DENVER, COLORADO 80237
PHONE: 303.694.6700 ◆ FAX: 303.694.6761 ◆ TOLL FREE: 888.766.3985 ◆ WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL